CORINTHIAN PARTNERS, LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CORINTHIAN PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 THIRD AVENUE, SUITE 16C
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ana R. Carter (813) 442-1645
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael Goldberg Nikpour Cohen & Sullivan Certified Public Accountants PLLC
(Name – *if individual, state last, first, middle name*)

97 Froehlich Farm Blvd.	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Calabrese _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CORINTHIAN PARTNERS, LLC _____, as of December 31 _____, 20 17 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____
Signature

President & CCO
_____
Title

AVRIL HUSBANDS
NOTARY PUBLIC, STATE OF NEW YORK
NEW YORK COUNTY
LIC. #01HU6356052
COMMISSION EXPIRES 03-20-2021

AHusbands
_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORINTHIAN PARTNERS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2017

CONTENTS



RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Corinthian Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Corinthian Partners, LLC (the "Company") (a limited liability company), as of December 31, 2017 and the related statement of operations, changes in members' equity, and cash flows for the year ended December 31, 2017, and the related notes to the financial statements and supplemental information (as per pages 10 and 11 of the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Corinthian Partners, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2016

Woodbury, New York
February 23, 2018

CORINTHIAN PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS		
Current assets:		
Cash and cash equivalents	$	27,533
Due from clearing firm		76,180
Securities owned, at fair value		15,777
Due from affiliates		400
Undeposited funds		53
Total current assets		119,943
Other assets:		
Deposits with clearing firm		100,000
Prepaid expenses and deposits		19,044
Total other assets		119,044
	$	238,987
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$	103,066
Total current liabilities		103,066
Member's equity		135,921
	$	238,987

CORINTHIAN PARTNERS, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2017

REVENUES:

Commission and transaction income	$	498,892
Consulting income		620,278
Net trading income		328,396
Other income		25,183
Total revenues		1,472,749

EXPENSES:

Payroll and commission expense	1,470,434
Clearing firm charges	71,734
Regulatory fees and expenses	41,631
Occupancy and equipment	92,725
Office Expense	14,579
Travel and entertainment	16,678
Professional fees	79,718
Other operating expenses	18,891
Total expenses	1,806,390

NET LOSS	$	(333,641)

CORINTHIAN PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2017

	Contributed Capital	Retained Earnings (Accumulated Deficit)	Total Member's Equity
Balances, January 1, 2017	$ -	$ 26,403	$ 26,403
Capital contributions	443,159		443,159
Net loss		(333,641)	(333,641)
Balances, December 31, 2017	$ 443,159	$ (307,238)	$ 135,921

CORINTHIAN PARTNERS, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$	(333,641)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Changes in operating assets and liabilities:		
Due from clearing firm		(52,771)
Securities owned, at fair value		161,829
Receivables from affiliates		(200)
Prepaid expenses		(8,228)
Undeposited funds		(53)
Accounts payable and accrued expense		(12,960)
Subordinated debt		(175,000)
Notes payable		(25,000)
Net cash used by operating activities		(446,024)

CASH FLOWS FROM FINANCING ACTIVITIES:

Cash contributed by member		443,159
Cash distributed to member		-
Net cash provided by financing activities		443,159

NET CHANGE IN CASH		(2,865)
CASH, beginning of year		30,398
CASH, end of year	$	27,533

CORINTHIAN PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2017

NOTE 1 – COMPANY ORGANIZATION AND NATURE OF BUSINESS

Company Operations

Corinthian Partners, LLC (the "Company") is engaged in the securities and investment banking business. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

The Company is a single member Delaware limited liability company and is a wholly-owned subsidiary of Corinthian Holdings, LLC (the "Parent Company") which is the sole managing member.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation's (the "FDIC") current $250,000 limit. At December 31, 2017 the Company did not exceed the federally insured limit.

Accounting Method

The Company's financial statements are prepared using the accrual basis as specified in the AICPA's Audit and Accounting Guide – "Audits of Brokers and Dealers in Securities". Customer transactions are recorded on a settlement date basis for financial statement and tax purposes. Direct business transactions are recorded on the cash basis as payment is received from the carrier. Revenues from investment banking related transactions are recognized when the performance obligations have been met. Securities owned and securities sold, but not yet purchased, are reported at fair value.

The Company will continue to evaluate ASC 606 to determine the impacts, if any, the rule will have on its revenue recognition processes.

Customer Accounts

Customer Accounts – Fully Disclosed Basis

The Company operates pursuant to paragraph (k)(2)(ii) of Rule 15c3-3 and does not carry customer accounts or clear customer transactions. Accordingly, all customer transactions for client assets help at the clearing firm are executed and cleared on behalf of the Company by RBC Correspondent Services ("RBC") on a fully disclosed basis. The Company's agreement with RBC provides that as a clearing broker, RBC will make and keep such records of the transactions affected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934, as amended, and will perform all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to RBC. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3.

Customer Accounts – Directly Held Assets

Certain client assets are held away from RBC (i.e. investments in annuities, life insurance policies, mutual funds, REIT's, etc.). All customer funds received, if any, are promptly transmitted directly to the carrier.

Use of Estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from those estimates.

Marketable Securities

Proprietary securities transactions are recorded on the trade date and valued at fair market value. Amounts receivable and payable for security transactions that have not yet reached their contractual settlement date are recorded net on the statement of financial condition and marked-to-market as needed.

Receivables

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. At December 31, 2017 no allowance was deemed necessary by management. There were no write-offs of uncollectable amounts recognized during 2017.

Property and Equipment

Purchases of property and equipment are recorded at cost. Items with a purchase price of less than $2,500 are expensed in full at the time of purchase. Depreciation is provided on the straight-line method which is considered adequate for the recovery of the assets over their estimated useful lives, which ranges between 3 and 7 years. There was no depreciation expense for the year ended December 31, 2017, and no assets were disposed of during the year.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2017, there were no cash equivalents.

Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2017 and February 23, 2017, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements. The Company has determined that there were no subsequent events.

NOTE 3 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum level of net capital, as defined under such provisions. Additionally, the Company is required to maintain a net capital ratio (a ratio of aggregate indebtedness to net capital) of not more than 1500%. At December 31, 2017, the Company had net capital of $113,437 which was $106,566 in excess of its required capital of $6,871. The Company's percentage of aggregate indebtedness to net capital was 90.86% as of December 31, 2017.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company had a $400 receivable from a related entity, Corinthian Partners Asset Management, LLC, at December 31, 2017.

NOTE 5 – LEASE COMMITMENTS

The Company conducts operations utilizing leased facilities in New York under a month-to-month lease. The Company also has operating leases for a copier and a postage machine. The future minimum lease payments on non-cancellable operating leases are as follows:

Year	Copier	Postage Meter	Total
2018	$4,992	$665	$5,657
2019	4,992	-	4,992
Thereafter	-	-	
Total	$9,984	$665	$10,649

Rent and equipment lease expense for 2017 was $78,022 and $7,537, respectively.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at December 31, 2017 requiring contingent loss recognition.

NOTE 7 – FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad areas:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

NOTE 7 – FAIR VALUE MEASUREMENTS (*continued*)

Level 2 – Inputs to the valuation methodology are:
- Quoted prices for similar assets or liabilities in active markets.
- Quoted prices for identical or similar assets or liabilities in inactive markets.
- Inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

The Company owned one security at December 31, 2017, priced using Level 1 inputs and valued at $15,777.

NOTE 8 – SUBORDINATED DEBT

During 2017, the Company's two subordinated agreements were forgiven and converted to equity.

NOTE 9 – GUARANTEES

The Company has not issued any guarantees during the year ended December 31, 2017.

Schedule I
CORINTHIAN PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	135,921
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		135,921
Deductions and/or charges:		
Non-allowable assets from Statement of Financial Condition:		
Due from affiliates		400
Undeposited funds		53
Prepaid expenses and deposits		19,044
Other current assets		-
Other deductions and/or charges		-
Other additions and/or credits		-
Net capital before haircuts on securities positions		116,424
Less: Haircuts and undue concentration		2,987
Net capital	$	113,437

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	6,871
Minimum dollar net capital requirement of reporting broker-dealer		5,000
Net capital requirement (greater of above)		5,000
Excess net capital	$	106,566
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker-dealer	$	103,130

There are no material differences between the preceding calculation and the Company's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2017.

SEE INDEPENDENT AUDITORS' REPORT

CORINTHIAN PARTNERS, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
As of DECEMBER 31, 2017

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregated indebtedness liabilities from Statement of Financial Condition:	$	103,066
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	103,066
Percentage of aggregate indebtedness to net capital		90.86



RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Corinthian Partners, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Corinthian Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Corinthian Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Corinthian Partners, LLC stated that Corinthian Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Corinthian Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Corinthian Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

February 23, 2018

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

CORINTHIAN PARTNERS, LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2017

Corinthian Partners, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(2)(ii)

and

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year ended December 31, 2017 without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chairman/President

Date: 2-21-18